[redacted]

14049025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2014
WASH. D.C.
180

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67786

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lazard Middle Market LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 South Sixth Street, 46th Floor
(No. and street)

Minneapolis	**MN**	**55402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Pecha **(612) 371-6533**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 South Sixth Street, Suite 2800	**Minneapolis**	**MN**	**55402-1538**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Kyle A. Pecha, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lazard Middle Market LLC (the "Company") as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has ~~any~~ proprietary interest in any account classified solely as that of a customer.

Kyle A. Pecha
Vice President and Controller

Subscribed to before me this 27th day of February, 2014.

Notary Public

EILEEN COTA PENNER
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

LAZARD MIDDLE MARKET LLC

(SEC I.D. No. 8-67786)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013,
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17z-5(e)(3)
Under the Securities Exchange Act of 1934
As a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Lazard Middle Market, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Lazard Middle Market, LLC (a wholly owned subsidiary of Goldsmith, Agio, Helms, & Lynner, LLC) (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lazard Middle Market, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2014

LAZARD MIDDLE MARKET LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS	$ 16,744,234
RECEIVABLE FROM AFFILIATES	5,691,999
ACCOUNTS RECEIVABLE — Net	1,922,655
FIXED ASSETS — Net	285,127
DUE FROM RELATED PARTY	136,500
PREPAID AND OTHER ASSETS	705,094
TOTAL	$25,485,609

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued salaries, bonuses, and related expenses	$ 12,912,306
Due to affiliates	986,203
Accounts payable and accrued expenses	689,190
Due to related party	354,314
Capital lease obligation	4,004
Other liabilities	598,138
Total liabilities	15,544,155
MEMBER'S EQUITY	
Member's equity	9,941,454
TOTAL	$25,485,609

See notes to the statement of financial condition.

1. NATURE AND ORGANIZATION OF BUSINESS

Business — Lazard Middle Market, LLC (the "Company") is a registered securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company specializes in assisting in the sale of customers' businesses or business units, and in assisting private and public corporations in transacting debt and equity financings, primarily in the private capital markets. The Company does not execute customer securities transactions and, therefore, does not have a clearing arrangement with any other broker-dealer and holds no customer funds or securities.

The Company is a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC (the "Parent"). The Parent's outstanding shares are held 100% by Lazard Freres & Co. LLC ("Lazard Freres"), an investment banking firm. Lazard Freres is a limited liability company and is owned by Lazard Ltd., a publicly held company. The Parent was sold to Lazard Freres effective August 13, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — The Company defines cash and cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased.

Revenue Recognition — Investment banking revenue is recognized when earned, through monthly or upfront consulting fees, advisory fees, and accomplishment fees. Monthly consulting fees are recognized in the period in which they cover, while upfront consulting fees are recognized over the initial term of the engagement agreement. Advisory fees are recognized upon completion of a project or assignment. Accomplishment fees from facilitating the sale of customers' businesses or business units, financing, transactions, and buy-side transactions are recognized upon the closing of a transaction.

Restructuring transactions involve either a distressed company or a company that has filed for bankruptcy. Revenue from restructuring transactions includes consulting fees, advisory fees, and accomplishment fees and is recognized when earned, similar to investment banking fees.

Operating Expenses — The Company records operating expenses (compensation and benefits, occupancy, professional services, marketing and business development, technology and information services, and other) when incurred relating to services provided in facilitating the operations of the Company, including the cost of services provided by affiliates as discussed in Note 7.

Income Taxes — As a single-member limited liability company, the Company is a disregarded limited liability company for tax purposes and, therefore, does not pay corporate income taxes.

Fixed Assets — Fixed assets are stated at historical cost. The estimated useful life of equipment and furniture ranges from three to seven years and is depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of term of the lease or estimated useful life using the straight-line method. The cost and related accumulated depreciation or amortization of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in the statement of operations. Expenditures for major renewals and betterments that extend the useful

lives of property and equipment are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.

Accounts Receivable — Net — Accounts receivable, net consists of investment banking fees, restructuring advisory fees and reimbursable expenses, net of an estimate for uncollectable accounts of $1,053,658 as of December 31, 2013. The Company records an allowance for doubtful accounts on specific receivable balances when their collection becomes unlikely.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE MEASUREMENT

Accounting principles generally accepted in the United States of America establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that would be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels, described as follows:

Level 1 — Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access.

Level 2 — Assets and liabilities whose values are based on quoted prices for similar assets or liabilities in an active market; quoted prices for identical or similar assets or liabilities in nonactive markets; assets valued based on net asset value (NAV) redeemable at the measurement date or within the near term without redemption restrictions; or inputs other than quoted prices that are directly observable or derived principally from, or corroborated by, market data.

Level 3 — Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability. Items included in Level 3 include securities or other financial assets and liabilities whose volume and level of trading activity have significantly decreased when compared with normal market activity and there is no longer sufficient trading frequency or volume to provide pricing information on an ongoing basis, as well as assets valued based on NAV that are not redeemable within the near term.

Cash equivalents consist of money market funds held with Citibank, N.A., which are carried at fair value on a recurring basis as determined by quoted NAV.

	Fair Value Measurements on a Recurring Basis			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$ 16,650,282	$ -	$ -	$ 16,650,282

4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10:1. The Company has maintained its net capital above SEC-required levels at all times. At December 31, 2013, the Company had net capital as defined by Rule 15c3-1 of $12,665,608, which exceeds its required net capital of $249,708 by $12,415,900. The Company's percentage of aggregate indebtedness to net capital was 29.57% at December 31, 2013.

5. EXEMPTION

The Company claims exemption from Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements and is not subject to the possession or control requirements.

6. FIXED ASSETS

As of December 31, 2013, the Company had the following fixed assets:

Computer equipment	$ 156,131
Furniture and equipment	295,884
Capital lease equipment	182,445
Leasehold improvements	656,499
Total fixed assets	1,290,959
Less accumulated depreciation and amortization	1,005,832
Fixed assets — net	$ 285,127

7. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

As of December 31, 2013, the Company had receivables due from the following affiliates:

Lazard Freres	$5,690,672
Lazard Strategic Coordination Co., LLC	1,327
Total	$5,691,999

As of December 31, 2013, the Company had payables due to the following affiliates:

Lazard Group LLC	$777,277
Lazard Freres KK	175,000
Parent	33,926
Total	$986,203

Receivables due from Lazard Freres primarily relate to investment banking and restructuring advisory fees jointly earned by the Company and Lazard Freres.

The Company has a management agreement with the Parent under which management fees are paid to the Parent for the actual cost of services provided to the Company.

The Company had a receivable from Lazard Capital Markets (LCM) in the amount of $136,500 as of December 31, 2013, which represents a referral fee for a closed transaction.

The Company had a payable to LCM in the amount of $113,653, which represents a referral fee for a closed transaction.

The Company had a payable to MBA Lazard in the amount of $240,661, which represents a referral fee for an ongoing transaction.

8. MAJOR CUSTOMERS

In 2013, the Company had five customers that provided 33.1% of total revenues.

9. COMMITMENTS AND CONTINGENCIES

Various lawsuits, claims, and proceedings have been, or may be, instituted or asserted against the Company relating to the conduct of its business. The Company records liabilities when the loss amounts are determined to be probable and reasonably estimable. Although the outcome of litigation cannot be predicted with certainty, management believes that the outcome of such legal proceedings and claims would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Capital Lease — During 2009, the Company entered into a capital lease to acquire information technology equipment. The obligations mature in January 2014. The capital lease obligations contain a bargain purchase option that allows the Company to purchase the leased equipment at the end of the lease for $1. The capital lease incurs interest at a rate of 11.83%. The cost related to these assets under capital lease obligations was $182,445. Accumulated amortization related to these assets was $179,404 as of December 31, 2013.

Operating Leases — The Company leases an office facility in Charlotte, North Carolina, under an operating lease arrangement. Future minimum payments for the noncancelable operating lease as of December 31, 2013, are as follows:

Years Ending December 31	Operating Lease
2014	$ 109,716
2015	9,371
Net minimum lease payments	$ 119,087

Employee 401(k) Plan — The Company has a qualified 401(k) profit-sharing plan (the "Plan") in which substantially all of the employees of the Company meeting certain service requirements are eligible to participate.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred after December 31, 2013, through February 27, 2014, the date these financial statements were issued.

The Company has determined that there were no events or transactions during such period that would require recognition or disclosure in these financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 27, 2014

To the Board of Directors and Member of
Lazard Middle Market LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Lazard Middle Market LLC (a wholly owned subsidiary of Goldsmith, Agio, Helms & Lynner, LLC) (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014, and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP